



BB 2/22 *

07000835 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED JAN 2 9 2005 WASH. D.C. 152

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

AB 3/1

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

This report ** contains (check all applicable boxes):

			Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
x	(c)	Consolidated Statement of Financial Condition	1
	(d)	Consolidated Statement of Income	n/a
	(e)	Consolidated Statement of Changes in Member's Capital	n/a
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	n/a
	(g)	Consolidated Statement of Cash Flows	n/a
	(h)	Computation of Net Capital	n/a
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	n/a
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	n/a
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3	n/a
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	n/a
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	n/a
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	n/a
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	n/a
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	n/a
	(q)	Reconciliation of Assets, Liabilities and Member's Capital to the Regulatory Report	n/a
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	n/a
	(s)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5	n/a
	(t)	Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	n/a

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying statement of financial condition and supplemental information pertaining to the firm of Neuberger Berman, LLC and Subsidiary, as of November 30, 2006 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The consolidated financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 25th day of January 2007

ANNA WALTERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WA6144542
Qualified In New York County
My Commission Expires April 24, 2010

X Anna Walters

NOTARY PUBLIC
New York, New York

In and for the State of NY
Residing in NY

NOTARY PUBLIC
Expiration 4 24 2010



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Neuberger Berman, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC and Subsidiary (the "Company") as of November 30, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Neuberger Berman, LLC and Subsidiary at November 30, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

January 26, 2007

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Consolidated Statement of Financial Condition

In thousands November 30, 2006	
Assets	
Cash and cash equivalents	$ 233,330
Cash and securities segregated for the exclusive benefit of clients	1,001
Cash and securities deposited with clearing organizations (including securities with a market value of $10,199)	25,251
Collateralized agreements:	
Securities purchased under agreements to resell	36,806
Securities borrowed from affiliates	2,087,113
Financial instruments owned, at market value (including $20,547 pledged as collateral)	84,402
Receivables:	
Brokers, dealers and clearing organizations	37,753
Clients	353,621
Fees receivable	55,713
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $45,361)	7,738
Identifiable intangible assets and goodwill (net of accumulated amortization of $4,962)	138,408
Other assets	50,889
Total assets	$3,112,025
Liabilities and Member's Capital	
Securities loaned	$1,706,152
Payables:	
Brokers, dealers and clearing organizations	35,305
Clients	455,179
Affiliates	40,804
Other liabilities and accrued expenses	384,741
Total liabilities	2,622,181
Member's capital	489,844
Total liabilities and member's capital	$3,112,025

See Notes to Consolidated Statement of Financial Condition.

Contents

Note 1 Summary of Significant Accounting Policies

Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent"), which is a direct wholly-owned subsidiary of Lehman Brothers Holdings Inc., also a Delaware corporation ("Holdings"). NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for clients, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management Inc. ("NBMI"), the adviser to the Neuberger Berman family of mutual funds. NB, LLC also provides prime brokerage and correspondent clearing services to other firms.

Basis of Presentation and Use of Estimates

The Consolidated Statement of Financial Condition includes the accounts of NB, LLC and its wholly-owned subsidiary, Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company," "we," "us," or "our") and is prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in consolidation. Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Significant management estimates are required in determining the realizability of deferred tax assets, the outcome of litigation and assessing intangible assets and goodwill for impairment. Management believes the estimates used in preparing the Consolidated Statement of Financial Condition and accompanying notes are reasonable and prudent. Actual results could differ from these estimates.

Consolidation Accounting Policies

Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *"Consolidation of Variable Interest Entities—an interpretation of ARB No. 51"* ("FIN 46(R)"), defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, *"Consolidation of All Majority-Owned Subsidiaries"* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46(R) defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

Financial instruments owned and Client Securities Transactions

Financial instruments owned, primarily investments in registered and unregistered investment funds, are carried at market value. Principal transactions in securities are recorded on a trade-date basis. Clients' security transactions are recorded on a settlement-date basis.

Collateralized Agreements

Securities purchased under agreements to resell, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government securities and are carried at the amounts at which the securities subsequently will be resold plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We monitor the market value of the underlying positions on a daily basis compared with the related receivable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient.

Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is our policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which extend through 2017. Furniture and equipment are depreciated over periods of up to 10 years. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying value of such asset exceeds its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Share-Based Compensation

Our employees participate in Holdings' share-based incentive plans.

On December 1, 2005 Holdings adopted SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123(R)") using the modified-prospective transition method. Under this transition method, compensation cost includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of December 1, 2005, (including pre-2004 options) based on the grant-date fair value and related service period estimates in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based awards granted subsequent to December 1, 2005, based on the grant-date fair value and related service periods estimated in accordance with the provisions of SFAS 123(R).

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including how to measure fair value and how to attribute compensation cost to reporting periods. Changes to the SFAS 123 fair value measurement and service-period provisions prescribed by SFAS 123(R) include requirements to: (a) estimate forfeitures of share-based awards at the date of grant, rather than recognizing forfeitures as incurred as was permitted by SFAS 123; (b) expense share-based awards granted to retirement-eligible employees and those employees with non-substantive non-compete agreements immediately, while Holdings' accounting practice under SFAS 123 was to recognize such costs over the stated service periods, (c) attribute compensation costs of share-based awards to the future vesting periods, while Holdings' accounting practice under SFAS 123 included a partial attribution of compensation costs of share-based awards to services performed during the year of grant and (d) recognize compensation costs of all share-based awards (including amortizing pre-fiscal-2004 options) based on the grant-date fair value, rather than Holdings' accounting methodology under SFAS 123, which recognized pre-fiscal-2004 option awards based on their intrinsic value.

See "Accounting Changes and Other Accounting Developments—SFAS 123(R)" below for a further discussion of SFAS 123(R).

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the Consolidated Statement of Financial Condition using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *"Accounting for Contingencies."*

See "Accounting Changes and Other Accounting Developments—FIN 48" below for a discussion of how our planned adoption of FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, ("FIN 48") on December 1, 2007 will affect our policies for accounting for contingent liabilities related to income taxes.

Accounting Changes and Other Accounting Developments

SFAS 158. In September 2006, the FASB issued SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 requires recognition in the Consolidated Statement of Financial Condition of the over or underfunded status of postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation, for other postretirement plans, the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income, net of tax (a component of Stockholder's equity).

SFAS 158 is effective for our fiscal year ending November 30, 2007, and do not expect it to have a material impact on our Consolidated Statement of Financial Condition.

SFAS 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about instruments carried at fair value but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for our 2008 fiscal year with earlier application permitted for our 2007 fiscal year. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount and is to be applied as a cumulative-effect adjustment to opening retained earnings on the date we initially apply SFAS 157.

We intend to early adopt SFAS 157 in fiscal 2007 and do not expect it to have a material impact on our Consolidated Statement of Financial Condition.

SFAS 123(R). In December 2004, the FASB issued SFAS 123(R), which Holdings adopted as of the beginning of the 2006 fiscal year. SFAS 123(R) requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period employees are required to provide service. See "Share-Based Compensation" above for additional information about our accounting policies.

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. Under the modified prospective transition method applied in the adoption of SFAS 123(R), compensation cost is recognized for the unamortized

portion of outstanding awards granted prior to the adoption of SFAS 123. The adoption of SFAS 123(R) on December 1, 2005, did not have a material impact on our Consolidated Statement of Financial Condition.

FIN 48. In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. Early application is permitted as of the beginning of our 2007 fiscal year.

We will adopt FIN 48 on December 1, 2007. We are evaluating the effect of adopting of FIN 48 on our Consolidated Statement of Financial Condition.

Note 2 Securities Pledged as Collateral

We enter into secured borrowing and lending transactions to obtain securities for settlement and meet clients' needs. At November 30, 2006, the fair value of securities received as collateral and securities owned that have not been sold, repledged or otherwise encumbered totaled approximately $435 million. At November 30, 2006, the gross fair value of securities received as collateral that we were permitted to sell or repledge was approximately $1.38 billion. Of this collateral, approximately $948 million has been sold or repledged.

At November 30, 2006 the gross fair value of securities pledged as collateral where the counterparty has the right by contract or custom, to re-hypothecate the financial instruments was approximately $20.5 million and are classified as Financial instruments owned, pledged as collateral in the Consolidated Statement of Financial Condition as required by SFAS 140.

Note 3 Receivable from and Payable to Clients

Receivable from and payable to clients represent amounts due from or to clients in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by us and by others for delivery to us, the value of which is not reflected in the accompanying Consolidated Statement of Financial Condition. In the normal course of business we are permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

Note 4 Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE") and the Commodity Futures Trading Commission ("CFTC"), we are subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 and Rule 1.17 of the CFTC, respectively. Under these rules, we are required to maintain minimum net capital, as defined, of not less than the greater of 2% of aggregate debit items arising from client transactions or 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements. As of November 30, 2006, we had net capital of $191 million, which exceeded the minimum net capital requirement by $178 million. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

At November 30, 2006, we were not required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the SEC's Rule 15c3-3. At November 30, 2006, cash and U.S. Treasury bills with an aggregate fair value of approximately $1 million were segregated under the Commodity Exchange Act.

As a clearing broker-dealer, we have elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by us as allowable assets in their net capital

calculations. At November 30, 2006, no collateral was required to be segregated in a special reserve bank account for the exclusive benefit of customers - PAIB, under the SEC's Rule 15c3-3.

Note 5 Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2006, minimum rentals, excluding office space escalation, under these lease agreements, (net of subleases of $2.7 million) are as follows:

In millions	
Fiscal 2007	$ 14
Fiscal 2008	14
Fiscal 2009	14
Fiscal 2010	14
Fiscal 2011	14
December 1, 2011 and thereafter	70
Total minimum lease payments	$140

Also see Note 7 for related party disclosures.

We have satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit at November 30, 2006 were approximately $88.7 million.

We have an unsecured line of credit of $500 million with Lehman Brothers Inc. At November 30, 2006, there were no outstanding borrowings under the line of credit.

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, advice of counsel, and established reserves, we believe the eventual outcome of the actions against us will not, individually and in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity.

Note 6 Holdings' Benefit and Incentive Plans

Our employees participate in Holdings' various benefit and incentive plans. We record our allocated share of Holdings' benefit and equity-based compensation cost. The following is a description of these benefit and incentive plans.

1999 Long Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Common Stock that may be issued under the LTIP may not exceed 15.4 million. At November 30, 2006, awards with respect to approximately 14.1 million shares of Common Stock have been made under the LTIP, of which approximately 5.0 million were outstanding.

Wealth Accumulation Plan

The Neuberger Berman Inc. Wealth Accumulation Plan (the "WAP") provides that on an annual basis, employees who receive commissions and other direct pay and those eligible for a bonus may elect to defer a portion of their compensation. In each case, up to 20% of total compensation may have been deferred with a maximum deferral of up to $500,000, provided that employees who receive an annual bonus may, in any event, defer no more than the full amount of the bonus. Amounts deferred by employees are used to acquire, on a pretax basis, the Common Stock at a 25% discount from market value. Any stock so acquired is restricted with respect

to transfer or sale and vests three years after the grant date. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. At November 30, 2006, awards with respect to approximately 300,000 shares of Common Stock have been made under the WAP, all of which have been converted to freely transferable Common Stock. We no longer permit deferrals under the WAP and the WAP will terminate on the last day on which any restricted stock outstanding under the WAP becomes vested.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") provided for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees, and has authorization from Holdings' Board of Directors to issue up to 492.0 million shares of Common Stock. At November 30, 2006 awards with respect to 462.0 million shares of Common Stock have been made under the EIP of which 143.6 million are outstanding, and 318.4 million have been converted to freely transferable Holdings Common Stock.

Defined Benefit Plans

Holdings sponsors a funded noncontributory defined benefit pension plan for its U.S. employees, which our employees participate in. Holdings uses a November 30 measurement date for this plan. We record as compensation and benefits our allocated share of the cost for this plan. The following tables summarize Holdings' domestic employee benefit plan in which our employees participate:

In millions November 30, 2006	Pension Benefits
Change in benefit obligation	
Benefit obligation at beginning of year	$ 954
Service cost	44
Interest cost	57
Plan amendment	—
Actuarial loss	66
Benefits paid	(29)
Benefit obligation at end of year	1,092
Change in plan assets	
Fair value of plan assets at beginning of year	1,030
Actual return on plan assets, net of expenses	96
Employer contribution	50
Benefits paid	(29)
Fair value of plan assets at end of year	1,147
Funded status	55
Unrecognized net actuarial loss	449
Unrecognized prior service cost	7
Prepaid benefit cost	$ 511
Accumulated benefit obligation	$1,020

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2006

Discount rate	5.73%
Rate of compensation increase	5.00%

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of Holdings' pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Holdings' common stock, although the plan may hold a minimal investment in Holdings' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2006	
Equity securities	72%
Fixed income securities	23
Cash	5
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2007

Holdings does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2007.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension
Fiscal 2007	$ 33
Fiscal 2008	35
Fiscal 2009	38
Fiscal 2010	40
Fiscal 2011	43
Fiscal 2012—2016	268

Note 7 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. Our tax liability is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance payable at November 30, 2006 was $123.6 million. Our net deferred tax asset of $28.7 million ($46.3 million of deferred tax assets and $17.6 million of deferred tax liabilities) relates to timing differences driven by deferred compensation, partially offset by depreciation and amortization and is included in other assets in the Consolidated Statement of Financial Condition. We anticipate the deferred tax asset portion will be realized; therefore no valuation allowance has been recorded.

Note 8 Fair Value of Financial Instruments

We record financial instruments classified within long inventory (Financial instruments owned) at fair value.

Assets which are carried at contractual amounts that approximate fair value include: Cash and cash equivalents, Cash and securities segregated for the exclusive benefit of clients, Cash and securities deposited with clearing organizations, Receivables and Other assets. Liabilities which are carried at contractual amounts that approximate fair value include: Payables and Other liabilities and accrued expenses. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

We carry secured financing activities including Securities purchased under agreements to resell and Securities borrowed and securities loaned at their original contract amounts plus accrued interest. Because the majority of such financing activities are short-term in nature, carrying values approximate fair value.

Note 9 Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business we enter into various debt and equity transactions as principal or agent. The execution, settlement, and financing of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

We have a high-net-worth and institutional client base. We record client securities transactions on a settlement-date basis. We are exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

Our policy is to continuously monitor our exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. We monitor the market value of collateral and request and receive additional collateral when required.

For transactions in which we extend credit to clients, we seek to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, request the deposit of additional collateral, or reduce securities positions when necessary. We take possession of collateral supporting securities purchased under agreements to resell.

We enter into various over-the-counter foreign exchange forward contracts on behalf of certain professional investor clearing services clients. These forward contracts, which are used by the clients to manage their portfolio exposure to foreign currency, are collateralized by the underlying securities in the clients' accounts and have been executed with major financial institutions. As a result, credit and market risks associated with these transactions have been greatly reduced. At November 30, 2006, we had outstanding obligations to purchase and sell foreign exchange forward contracts of approximately $509 million, all of which are scheduled to expire by September 2007.

Note 10 Related Party Transactions

At November 30, 2006, Securities borrowed and Securities loaned included $2,087 million from Lehman Brothers Inc. and $132 million from various affiliates, respectively.

During the year ended November 30, 2006, we invested cash and cash equivalents in funds managed by NBMI, an affiliated NASD broker dealer. Financial instruments owned, at market value, included approximately $55 million invested in funds managed by NBMI at November 30, 2006.

We receive fees for providing investment advisory and general and administrative services to various affiliates. We in turn pay fees to various affiliates for general and administrative services provided to us.

Included in Other assets is $20.5 million due from affiliates for investment advisory fees and commissions receivable, expense processing and management fees, partially offset by payroll processing expenses.

Payables to affiliates are comprised of $38.2 million due to Holdings and $2.6 million due to other affiliates.

The Company clears its clients' securities transactions on a fully disclosed basis through Lehman Brothers Inc.

Note 11 Pending Sale Transaction

In the fourth quarter of 2006 we agreed to sell our assets related to the Neuberger Berman securities clearance and settlement business ("NBSC") to Pershing, LLC. Holdings originally acquired these assets during the purchase of Neuberger Berman, LLC in 2003. The purchase price is contingent upon the number of customers that transfer to Pershing, LLC. The sale closed in January 2007, with proceeds expected to be received over the next six months as customers are transferred.


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